

DIVISION OF
CORPORATION FINANCE Mail Stop 3561

May 16, 2006

Via U.S. Mail and Facsimile [847] 564-6366

Mick Forde
Associate General Counsel – Treasury & Corporate Law
HSBC Finance Corporation
2700 Sanders Road
Prospect Heights, Illinois 60070

Re: **HSBC Auto Receivables Corporation**
      Amendment No. 1 to Registration Statement on Form S-3
      Filed April 25, 2006
      File No. 333-131714

Dear Mr. Forde,

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

Prospectus Supplement

Summary, page S-2

1. We note the base prospectus includes disclosure regarding a pre-funding feature. Please include bracketed language in the summary section of the prospectus

supplement regarding the pre-funding period. Refer to Item 1103(a)(5) of Regulation AB.

The Swap Counterparty and Interest Rate Swap Agreement, page S-48

2. We note your response to our prior comment 13, but do not see your revised disclosure. Please revise to provide bracketed disclosure to include the disclosure requested under Item 1115(a)(4) of Regulation AB.

The Note Guaranty Insurance Policy and the Note Insurer, page S-55

3. We note your response to our prior comment 12 and your revised disclosure. Please confirm that you will provide disclosure under Item 1114 of Regulation AB for any of the credit enhancements listed in the base, as applicable.

Base Prospectus

Credit and Cash Flow Enhancements, page 38

4. Please revise to clarify here whether a financial guaranty insurance policy or other guarantees will guarantee the securities themselves. If so, please register the guarantees or advise. Refer to footnote 329 of the Regulation AB adopting release (SEC Release 33-8518).

Pre-Funding Feature, page 39

5. We note your disclosure that the subsequent loans may be originated using credit criteria different from the criteria applied to the auto loans disclosed in the applicable prospectus supplement. Please revise to disclose the acquisition or underwriting criteria for additional pool assets to be acquired during the prefunding period, including a description of any differences from the criteria used to select the current asset pool in the base prospectus. For instance, please disclose the referenced predefined acceptable range of the credit quality of the subsequent auto loans. Refer to Item 1111(g)(7) of Regulation AB.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact me at (202) 551-3210.

Sincerely,

Susan Block
Attorney-Advisor